FORM 4
                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

           Filed pursuant to Section 16(a) of the Securities Exchange
            Act of 1934, Section 17(a) of the Public Utility Holding
                             Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.    Name and Address of Reporting Person*

      Agway Inc. (1)
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      (Last)                (First)                      (Middle)

     333 Butternut Drive
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                                   (Street)

      DeWitt                    New York                   13214
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      (City)                    (State)                    (Zip)


2.   Issuer Name and Ticker or Trading Symbol

                                        Planet Polymer Technologies, Inc. (POLY)
                                        ----------------------------------------

3.   IRS Identification Number of Reporting Person if an
     Entity (Voluntary)                                            15-0277720
                                                                  --------------
4.   Statement for Month/Year                                       11/5/99
                                                                    ------------

5.   If Amendment, Date of Original (Month/Day/Year)              N/A
                                                          ----------------------

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     ( ) Director    ( ) Officer            (X) 10% Owner    (X) Other
                        (give title below)                       (specify below)

               Member of 13d group owning more than 10%. (1)
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7.   Individual or Joint/Group Filing (Check Applicable Line)

          Form Filed by One Reporting Person
     ----
      X   Form filed by More than One Reporting Person
     ----

*If this  Form is  filed by more  than one  Reporting  Person,  See  Instruction
5(b)(v).


 TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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1. Title of Security   2.  Transaction Date     3.  Transaction Code       4.  Securities Acquired (A)
   (Instr. 3)                                       (Instr. 8)                 or Disposed of (D)
                                                                               (Instr. 3, 4, and 5)

                                                -------------------------------------------------------------------
                           (Month/Day/Year)          Code            V          Amount      (A) or (D)       Price
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Common Stock
No Par Value                      11/5/99                                      500,000          A            $1.00







 TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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 5.   Amount of Securities    6.  Ownership Form:     7.  Nature of Indirect
      Beneficially Owned at       Direct (D) or           Beneficial Ownership
      End of Month                Indirect (I)            (Instr. 4)
      (Instr. 3 and 4)            (Instr. 4)
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      1,500,000 shares                 D






Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


  TABLE II-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of       2. Conversion   3. Trans-     4. Trans-          5. Number              6.  Date Exer-           7.  Title and
   Derivative        or              action        action             Derivative              cisable                  Amount of
   Security          Exercise        Date          Code               Securities              Expiration               Undlying
   Security          Price of                      (Instr. 8)         Acquired (A)            Date                     Securities
   (Instr. 3)        Derivative      (Month/                          or                      (Month/Day/Year)         (Instr. 3
                     Security        Day/                             Disposed of (D)                                   and 4)
                                     Year)                           (Instr. 3, 4, and 5)
                                                ------------------------------------------------------------------------------------

                                                                                              Date       Expiration
                                                 Code    V           (A)    (D)            Exercisable       Date       Title
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Common Stock                                                                                                          Common Stock
Exercise Warrants                                                                            11/5/99       1/11/01    No Par Value

   Security




  TABLE II-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

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8.  Price        9.  Number           10. Ownership      11.  Nature
    of               of Derivative        Form of             of
    Derivative       Securities           Derivative          Indirect
    Security         Beneficially         Security            Benefi-
    Instr. 5)        Owned at             Direct (D)          cial
                     End of               or                  Owner-
                     Month                Indirect (I)        ship
                     Instr. 4)            (Instr. 4)          (Instr. 4)
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    Amount or
    Number of
    Shares
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    500,000 (2)

Explanation of Responses:

(1) This Form is filed on behalf of (i) Agway Inc., a Delaware corporation ("Agway"); (ii) Agway Financial Corporation (IRS Identification Number 06-1174232), a Delaware corporation and wholly owned subsidiary of Agway ("AFC"); and (iii) Agway Holdings Inc. (IRS Identification Number 06-1174231), a Delaware corporation and wholly owned subsidiary of AFC ("AHI"). Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons."

(2) These securities reported are owned directly by Agway Holdings Inc. ("AHI"). Additionally, Warrant Shares are exercisable on the following terms: for the period from November 5, 1999 to March 18, 2000, AHI will have the right to purchase for $1 per share up to all or any part of 1,500,000 Warrant Shares remaining from the 2,000,000 common shares issuable under the Warrant dated January 11, 1999, as amended. After expiration of this period, if AHI has exercised at least 500,000 of these outstanding Warrants by March 18, 2000, AHI shall have the right through January 11, 2001, to purchase up to all or any part of the Warrant Shares not acquired by AHI through March 18, 2000, first expiration date. AHI may transfer the Warrant to any of its subsidiaries or affiliates.

November 9, 1999


                  /s/  Peter J. O'Neill
                       --------------------------
                       Agway Inc.
                       by:  Peter J. O'Neill
                            Senior Vice President
                            Finance & Control


                  /s/  Peter J. O'Neill
                       ------------------------------
                       Agway Financial Corporation
                       by:  Peter J. O'Neill
                            Vice President & Director


                  /s/  Peter J. O'Neill
                       ------------------------------
                       Agway Holdings Inc.
                       by:  Peter J. O'Neill
                            Vice President & Director




**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S. C. 78ff(a).